Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

DIRECTV

	Years ended December 31,					Six months ended June 30,
(Dollars in millions)	2008	2009	2010	2011	2012	2013
Earnings:
Income from continuing operations before income taxes	$2,471	$1,834	$3,514	$3,984	$4,442	$2,160
Equity investee (earnings) or losses	(55)	(51)	(90)	(109)	(131)	(56)
Fixed charges	410	465	589	809	905	475
Distributed income from equity investments	35	94	78	104	79	35
Non-controlling interest	(92)	(65)	(114)	(27)	(28)	(9)
Capitalized interest	(18)	(18)	(6)	(13)	(25)	(18)
Total earnings	$2,751	$2,259	$3,971	$4,748	$5,242	$2,587
Fixed Charges:
Interest expense	$378	$441	$563	$776	$866	$454
Estimated interest portion of rental payments(a)	32	24	26	33	39	21
Fixed charges	$410	$465	$589	$809	$905	$475
Ratio of earnings to fixed charges	6.71	4.86	6.74	5.87	5.79	5.44

DIRECTV HOLDINGS LLC

	Years ended December 31,					Six months ended June 30,
(Dollars in millions)	2008	2009	2010	2011	2012	2013
Earnings:
Income from continuing operations before income taxes	$2,057	$2,049	$2,802	$3,042	$3,346	$1,965
Equity investee (earnings) or losses	(4)	(17)	(20)	(22)	(21)	(9)
Fixed charges	351	387	515	733	821	435
Distributed income from equity investments	3	6	12	15	13	11
Capitalized interest	(18)	(18)	(6)	(12)	(16)	(12)
Total earnings	$2,389	$2,407	$3,303	$3,756	$4,143	$2.390
Fixed Charges:
Interest expense	$333	$366	$494	$708	$792	$420
Estimated interest portion of rental payments(a)	18	21	21	25	29	15
Fixed charges	$351	$387	$515	$733	$821	$435
Ratio of earnings to fixed charges	6.81	6.22	6.41	5.12	5.05	5.49

(a)                                 Interest expense was estimated by using one-third of total rental payments.